**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of April 2009
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



# M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9801
www.goldfields.co.za

## GOLD FIELDS TO RELEASE
## Q3F2009 RESULTS ON 7 MAY 2009

***Johannesburg, 20 April 2009.*** Gold Fields Limited ("Gold Fields") (NYSE, JSE, Nasdaq Dubai: GFI) will publish its results for the March 2009 quarter on the company's website www.goldfields.co.za at 08:00 am (SA time) on Thursday, 7 May 2009. A telephone conference call has been scheduled at the times indicated below:

### Johannesburg: 16:30
### For United Kingdom: 15:30 hours GMT
### For North America: 10:30 a.m., Eastern time

| DIAL IN NUMBERS | | |
|---|---|---|
| **Country** | **Toll Number** | **Toll-free Number** |
| South Africa | 011 535-3600 | 0 800 200-648 |
| USA | 1 412 858-4600 | 1 800 860-2442 |
| Australia | | 1 800 350-100 |
| United Kingdom | | 0 800 917-7042 |
| Canada | | 1 866 519-5086 |

***Ask for Gold Fields call***

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

**Playback code: 2541#** (Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

<u>Investor contacts</u>:
Willie Jacobsz              Tel:  +1 508 358 0188       willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner  Tel:  +27 (0) 83 309-6720    nikki.catrakilis@goldfields.co.za
Francie Whitley           Tel:  +27 (0) 82 321-7344    franciew@goldfields.co.za
<u>Media contact</u>:
Marritt Claassens         Tel:  +27 (0) 82 307-3297    MarrittC@goldfields.co.za

-ends-

### Enquiries

#### Media and Investor Enquiries

Willie Jacobsz
Tel     +508 358-0188
Mobile  +857 241-7127
email   Willie.jacobsz@gfexpl.com

#### Investor Enquiries

Nikki Catrakilis-Wagner
Tel     +27 11 562-9706
Mobile  +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
        goldfields.co.za

#### Media Enquiries

Marritt Claassens
Tel     +27 11 562-9774
Mobile  +27 (0) 82 307-3297
email   MarrittC@goldfields.co.za

**About Gold Fields**
*Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.*

---

**Directors**: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], C Carolus, R Dañino[*], J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian, [*]Peruvian
**Corporate Secretary**: C Farrel

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   20 April 2009

By:

Name:    Mr W J Jacobsz
Title:    Senior Vice President:  Investor Relations and Corporate Affairs